INVEST IN **ALLIDOISCOOK**

Exposing the world to Africa's delicious flavors through quality food products

PITCH VIDEO   INVESTOR PANEL



allidoiscook.com   Houston TX

Food | Retail | Minority Owned | B2C | Ecommerce

LEAD INVESTOR

Chinedu Akwukwaegbu

I made the decision to invest in AllIDoIsCook because of their ambitious mission to transform Nigerian & African cuisine at large. I appreciate the niche focus on exposing the world to Africa's delicious flavors through high quality food products and think they will achieve high adoption rates. The Founders Tobi and Bethany are very strong with vast domain expertise, previous operating experience and a shared passion for growth. All of which I strongly believe will help drive the company forward as they scale. I have been most impressed by their organic growth so far and the high engagement rates they have been able to generate, with the resultant revenue to show for this. I am of the firm belief that this could take off as they expand on their current client base, generate new partnerships with grocery stores/chains and penetrate yet untapped markets that will appreciate high quality and delicious African food products.

Invested $2,000 this round & $2,000 previously

Highlights

1. 📈 Bootstrapped to $1.5M in revenue with $0 paid ads.
2. 🍲Cooked approximately 26,000 meals since 2019.
3. 🏪Listed products in Phonecia Specialty Foods in Houston, Texas.
4. 🏭 Built out a 2,600 sqft production facility in Houston, Texas.

4. 🏭 Built out a 2,600 sqft production facility in Houston, Texas.

5. Utilizing production system to ensure consistent quality.
6. Multiple new products launching soon in various channels including B2B.

Our Team



Tobi Smith Founder

Tobi has 7 years of experience working in the food and hospitality industry. He has co-authored 2 hospitality journal articles. Tobi has a B.Sc. in Accounting from Babcock University and an M.Sc. in Hospitality from the University of North Texas.

> Living in Denton, Texas, the only access to Nigerian food was a store 40 minutes away from me. Many of my friends across the USA had the same problem - "I can't find Nigerian/African food near me." As immigrants, it will mean the world to us to solve this problem and put African flavors on the pedestal it deserves to be



Bethany Oyefeso Co-Founder & Lead, Operations

Bethany is a French-trained professional chef. Before AllIDoIsCook, Bethany ran a catering service, Good Eats, delivering to 20+ customers daily. She brings in 3 years of experience in recipe development and food concepts consulting.



Margaret Funmilayo Lead, Ecommerce & Customer Experience

Why AllIDoIsCook?


AllIDoIsCook
Quality African flavor delivered to your doorstep!

We are exposing the world to Africa's delicious flavors by manufacturing food products delivered directly to customer doors and available in grocers.

Traction

$1.4M
Revenue 2019 - 2021

8,000+
Orders Shipped

26,000+
Products Sold

2,600 SF
Facility Built

Since launching in January of 2019, AllIDoIsCook has shipped over 8,000 boxes, and generated over $1.4 million dollars in revenue, all without raising any capital.

The Problems

Quality African food is difficult to find outside Africa.

There is severe **lack of representation** of African Cuisines in the Food Industry.

There is **Limited information** about African cuisine in food media.

Inconsistent service is almost a norm for the current alternatives to get African Cuisine.

The current number of African restaurants outside of Africa is **inadequate** to serve the demand for African cuisine.

AllIDoIsCook started as a blog to share how to make Nigerian food. We realized so many Nigerians and West African immigrants in the US were dealing with the lack of accessibility to quality African culinary experience.

Solution

AllIDoIsCook, making African flavor accessible

We produce a **Range of Quality** and affordable ready-to-eat African food products.

We operate an **Accessible Online Store and Omnichannel delivery of** African food products.

We run **Tech-Enabled** manufacturing of African food products for consistency.

We have a **Media** arm educating the public about African cuisine.



We will have **Multiple production hubs** to satisfy the demand for African food.



AllIDoIsCook makes African cuisine accessible for customers by providing a range of quality African food products. We eliminate the burden of prepping ingredients, searching for African flavors and delivering ready-to-eat meals to customers' doorsteps all over the USA.
Customers can also find the condiments in grocery stores, and AllIDoIsCook will list its products in restaurant supply stores.

DTC Accessibility



MEALS THAT TASTE LIKE HOME
Visit
Order
DELIVERED
Track
Enjoy!
AllIDoIsCook
01
Curbside Pick Up
Enjoy!

We are making African flavors accessible as easy as ordering from a website, picking up curbside (currently only available in Houston, Texas) or tracking your order via our web app and getting it to your doorstep. We also will have these products in grocers all over the USA.

Tech meets African Flavors

Production

Robotics.
Supply Chain Management.
Custom Processing Machines.
Ingredient Traceability & Tracking.
Automated Manufacturing Processes.
Backward Integration into Tech-enabled farming.

R&D
Ingredient Traceability
Lab-based Recipe Development.
Analytics-based Product sourcing.
In-House Contonous Scientific Shelf Life Studies

Packaging
In-House Packaging testing.
Automated Packaging Process.
Modified Atmosphere Packaging.

Fulfillment

Drive Through Services.
Self-Service Pick Up Centers.
Warehouse Management Systems.
Shelf-Life Based Inventory Controls.
Automated Order Fulfillment and Processing.
Temperature Controlled Warehouse/Storage.
Backward Integration to Tech-enabled farming.
Real-Time Inventory Syncs for D2C and Wholesale.

Data & Analytics

Marketing
Customer Acquisition and Retention.
Automated Customer Experience.

Sales
Web Analytics.
Digital Analytics.
General Business.
Demand Forecasting.
Customer Behaviour Studies.

Web App
Upselling.
AI Quizzes.
Customer Flavor Profile Databases.

For us, Tech is a very important path to making African flavors into high quality products and also very accessible. We will be utilizing all the tech enablement in each of our processes to ensure consistent products, little to zero food waste, efficient production, amazing customer experience and industry standard efficient fulfillment.


Products
Frozen Meals
Pastries
Condiments
Snacks (2023)
Beverages (2023)
top products
Ofada Stew
Pies
Rodo Crisps

Customers purchase their desired AllIDoIsCook meals and products through the company website, and these products can be picked up curbside or shipped directly to them. In the near future, we will increase our product offerings to include snacks and beverages.


Opportunity
$456M
SOM
(1M of the 20M Potential Customers in the USA)
$1.14B
SAM
(2.5M of the 45M Potential Customers in USA + Canada)
$4.5B
TAM
5M of the Potential 100M Customers in North America, U.K., & E.U.
Market Depicted is an estimate of the market we will acquire across the Ethnic + Immigrant Food Market

Model

OFFERINGS PRICING MARGINS CHANNELS

B2C	Frozen Meals, Pastries, Snacks Condiments, Beverages	$8 - $35	52%	ups, gopuff
B2B	Frozen Meals, Pastries, Snacks Condiments, Beverages	MSRP	80%	Restaurant Depot, Phoenicia Specialty Foods, KEITH, sam's club, Walmart, H-E-B

*Revenue 2019-2021 has been 100% DTC Business, B2B will open another revenue stream.

AllIDoIsCook generates revenue from B2B and B2C channels. We currently deliver direct to consumers (DTC) via UPS and plan to partner with goPuff in the near future. On the B2B channel, we are currently in Phoenicia Specialty Foods and are targeting to have our products be in HEB, Walmart, Sams Club and restaurant supply stores - Restaurant Depot and foodservice companies like Ben. E Keith, Sysco etc.

Revenue Traction


$750,000
$500,000
$250,000
$0
2019
2020
2021

$0
Paid Ad Spend



In our first official year of operation - 2019, we did $109k in revenue, that number tripled in 2020, and in 2021 we saw a 150% growth in revenue from 2020. 2022 has been off to a great start and we can't wait to break more records this year!

Ask


Distribution
6.2%
Marketing
11.1%
Branding
3.7%
Operations
46.9%
$500,000
Pre-Seed Round
Production
24.7%


Wefunder Fees
7.5%

With this raise, we will build the capacity and operational strength to fulfil grocery orders, fulfil D2C orders and explore multiple channels of distribution. We will also invest in hiring talent, marketing, adding more tech enablement to our processes and branding.


Raise Milestones
$2M
Projected Annual Revenue (2022)
40,000+
Products
12,000
Annual Orders
4
B2B Customers
(Schools, Restaurants, etc)
3
Grocery Store Brands

Forward looking projections cannot be guaranteed

With our Pre-seed raise, we are projecting to generate $2M in annual revenue, sell 40,000 products, fulfill 12,000 orders, have 4 B2B customers, and be listed in 6 grocery store locations. With global attention on African Culture/Music/Food/Art/athletes, we have found the missing link is in access to the cuisine, and we are solving that.


Roadmap
2019
300 Shipped Boxes
$100k Revenue
3,000 Shipped Boxes
$400k Revenue
We are Here
8,000 Shipped Boxes
Own Production Facility
1 Grocery Listing
$1M Total Revenue
20,000 Shipped Boxes
10 Curated Marketplaces
Multiple Brands
B2B Selling - Cafes,
Schools, Restaurants
Media/Education Arm
$2M Revenue
First Capital Raise
50,000+ Shipped Boxes
40+ Curated Marketplaces
Food and Delivery Platforms
10 Grocery Store Listings
Multiple Hubs across USA
Job creation for Farmers
$10M Revenue
120,000+ Shipped Boxes
100+ Curated Marketplaces
Nationwide Grocery Store Listings
(Target, Walmart, Kroger)
Multiple Hubs across USA & Canada
Multiple Production Facilities
$40M Revenue
$130M Revenue
Multiple Hubs - USA,
Canada, U.K, Africa & Asia
Experience Centers
worldwide
IPO

Forward looking projections cannot be guaranteed

We have big dreams to someday IPO and this is the progression of our roadmap up until that point.

Why Us?

We have the **Quality products** our customers absolutely love.

Our Online store and Omnichannel Delivery ensure anybody can get African Cuisine - **accessible**!

Our business is very **scalable**, which will facilitate growth and distribution globally.

Our **In-House Production** ensures each product is high quality and has the taste customers love.

Our customers attest to our **amazing customer service.**

With **increasing attention towards African culture**. This is the right time to make African Cuisines accessible.

The food industry is broken because of the glaring absence of the amazing flavors of an entire continent. Almost everyone has a Nigerian friend; you can now enjoy their favorite meals shipped directly to your doorstep!


We can't wait to feed you
www.allidoiscook.com/shop

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